UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Conmed Healthcare Management, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

20741M03
(CUSIP Number)

Gerard Boyle

Correct Care Solutions, LLC

1283 Murfreesboro Road

Suite 500

Nashville, TN 37217

Telephone: (800) 592-2974

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Jane Goldstein

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7431

July 16, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20741M03	SCHEDULE 13D	Page 2 of XX

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Correct Care Solutions, LLC
IRS Identification No. 32-0092573
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 4,201,816 shares of common stock[1]
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 4,201,816 shares of common stock[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,201,816 shares of common stock[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
30.1%[2]

14.	Type of Reporting Person (See Instructions)

OO

1.	Represents 2,698,627 shares of outstanding issuer common stock and 1,503,189 shares of issuer common stock issuable upon exercise of outstanding options and warrants held by executive officers, directors and certain stockholders of Conmed Healthcare Management, Inc. (“Conmed”) who entered into Tender and Voting Agreements dated July 16 or July 17, 2012 with Correct Care Solutions, LLC (“Correct Care”) obligating such stockholders to vote their shares in favor of adopting the Merger Agreement (as defined in Item 3) and related matters, and with respect to which such stockholders granted Correct Care an irrevocable proxy. The number of currently outstanding shares of Conmed common stock committed to be tendered pursuant to the Tender and Voting Agreements equals 19.3% of the outstanding shares of Conmed common stock as of July 13, 2012.

2.	Based on 13,959,315 shares of Conmed common stock outstanding as of July 13, 2012, as represented by Conmed in the Merger Agreement.

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.0001 par value per share, of Conmed Healthcare Management, Inc. (“Conmed”), a Delaware corporation. The principal executive offices of Conmed are located at 7250 Parkway Drive, Suite 400, Hanover, Maryland 21076.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is being filed by Correct Care Solutions, LLC (“Correct Care”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Act”).

Correct Care is a Kansas limited liability company with its principal executive offices located at 1283 Murfreesboro Road, Suite 500, Nashville, TN 37217. Correct Care provides medical services to detention centers in 19 states.

To the best of Correct Care’s knowledge as of the date hereof, set forth in Schedule I to this Statement and incorporated herein by reference is the following information with respect to each member of the board of managers and executive officer of Correct Care:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, neither Correct Care nor, to the best of its knowledge, any member of its board of managers or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 16, 2012, Correct Care, Hanover Merger Sub, Inc. (“Purchaser”) and Conmed entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding common stock, $0.0001 par value per share, of Conmed (the “Shares”), at a price of $3.95 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes upon the terms and subject to the conditions set forth in the Offer and the Merger Agreement. After the closing of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into Conmed (the “Merger”), whereupon Purchaser’s separate corporate existence will cease and Conmed will continue as the surviving corporation and as a wholly-owned subsidiary of Correct Care.

As a condition and inducement to Correct Care’s willingness to enter into the Merger Agreement, Correct Care entered into Tender and Voting Agreements (the “Tender and Voting Agreements”) with certain stockholders of Conmed (collectively, the “Stockholders”) listed on Schedule II hereto, pursuant to which the Stockholders have agreed to validly tender (or cause to be tendered) into the Offer all Shares held by them; each on the terms and subject to the conditions set forth in the Tender and Voting Agreements.

Pursuant to the Tender and Voting Agreements, the Stockholders have each irrevocably appointed Correct Care as proxy and attorney-in-fact (with full power of substitution) to vote their respective Shares as to which each Stockholder has voting power and in each Stockholder’s name, place and stead, at any meeting of the stockholders of Conmed, however called, and in any action by written consent of stockholders of Conmed, in a manner consistent with the Tender and Voting Agreements. Additionally, the Stockholders agreed to promptly (and, in any event, no later than the fifth business day following the commencement of the Offer) validly tender or cause to be validly tendered in the Offer, pursuant to and in accordance with the terms of the Offer and Rule 14d-2 under the Act, all of the Shares owned by such Stockholder on or prior to the fifth business day following the commencement of the Offer.

Shared dispositive power with respect to Shares beneficially owned by the Stockholders may be deemed to have been acquired through execution of the Tender and Voting Agreements. Correct Care has not expended any funds in connection with the execution of the Tender and Voting Agreements, except for the transaction expenses (expected to be funded from Correct Care’s working capital and/or debt financing) otherwise to be incurred in connection with the Offer and the Merger.

Correct Care estimates that, if Purchaser acquires all of the Shares (on a fully-diluted basis) pursuant to the Offer, the total cash amount required to purchase such Shares and to cover estimated fees and expenses will be approximately $60,000,000. Correct Care expects to provide all funding required by Purchaser in connection with the Offer from debt proceeds.

A copy of the Merger Agreement is attached as Exhibit 1 to this Statement. A form of Tender and Voting Agreement is attached as Exhibit 2 to this Statement. References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender and Voting Agreement included as Exhibit 1 and Exhibit 2, respectively, to this Statement and which are incorporated herein in their entirety by this reference. The information set forth and/or incorporated by reference in Item 6 is hereby incorporated by reference into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The purpose of entering into the Merger Agreement and the Tender and Voting Agreements, and the purpose of the Offer, is to enable Correct Care to acquire control of, and ultimately the entire equity interest in, Conmed.

The Offer is conditioned upon, among other things:

•	that there shall have been validly tendered and not withdrawn by the date on which the Offer expires (the “Expiration Date”) that number of Shares which, when added to the Shares already owned by Parent or any of its subsidiaries, would represent at least 90% of the Shares outstanding;

•	that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer, the Top-Up Option (as defined below) (in the event that the exercise of the Top-Up Option is necessary) or the Merger, or making the Merger, Offer or Top-Up Option (in the event that the exercise of the Top-Up Option is necessary) illegal, shall be in effect;

•	that the representations and warranties of the Company (A) relating to capitalization and finder’s fees (each as described in the Merger Agreement) shall be true and correct in all respects, (B) relating to corporate existence and power, corporate authorization, governmental authorization, subsidiaries, compliance with laws, regulatory matters, permits, and opinion of financial advisor (each as described in the Merger Agreement) shall be true and correct in all material respects and (C) set forth in the Merger Agreement other than those specifically identified in clauses (A) and (B) shall be true and correct (disregarding for purposes of this clause (C) all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Material Adverse Effect” (as defined in the Merger Agreement) and words of similar import therein), except with respect to clauses (A), (B) and (C), to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date; provided, however, that the condition set forth in clause (C) shall be deemed to have been satisfied, even if any representations and warranties of the Company are not so true and correct, unless the failure of such representations and warranties of the Company to be so true and correct has had, or would reasonably be expected to have, a Material Adverse Effect;

•	that no event, occurrence, development or state of circumstances, change, fact or condition shall have occurred since the date of the Merger Agreement that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect;

•	that the Company shall have performed and complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement on or prior to the Expiration Date;

•	that the Company shall have delivered to Parent a certificate signed by its chief executive officer or another senior officer of the Company and certifying as to the satisfaction by the Company, of the applicable conditions specified in the Merger Agreement;

•	that the board of directors of the Company shall not have withdrawn, modified, qualified or amended the Company Board Recommendation (as defined in the Merger Agreement) in any manner adverse to Parent;

•	that the aggregate number of Dissenting Shares (as defined below) as of the Effective Time (as defined below) shall not equal or exceed 10% of the aggregate number of Shares outstanding at such time;

•	that there shall not have been any cancellation or termination, or threatened cancellation or termination in writing by a person or entity who has decision-making authority with respect to such contract, of contracts between the Company or any of its subsidiaries and its customers, that are in effect as of the date of the Merger Agreement (other than the customer contract with Alexandria, Virginia), that in aggregate would have the effect of a loss of annualized revenue greater than $4,000,000;

•	that the Company and its subsidiaries shall have on hand immediately prior to the acceptance for payment of Shares tendered pursuant to the Offer cash and cash equivalents determined in accordance with GAAP in an aggregate amount equal to or greater than $16,500,000 minus the costs and expenses arising out of or relating to the Merger Agreement and the consummation of the transactions contemplated thereby;

•	that the Company shall have provided a certificate, duly completed and executed pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended and any successor statute thereto (the “Code”), certifying that the Shares are not United States real property interests within the meaning of Section 897(c) of the Code;

•	that there shall not have been (i) enacted any change in applicable law, (ii) any change in the enforcement of any applicable law, or (iii) any public announcement by a governmental authority indicating that it intends to change its interpretation or enforcement of applicable law, in each case, that would reasonably be expected to impair in any material respect the ability of the Company or any of its subsidiaries to continue to conduct their businesses in a manner consistent with historical practice in Arizona, Maryland, Virginia and Washington;

•	that the Merger Agreement shall not have been terminated in accordance with its terms; and

•	that in the event the exercise of the Top-Up Option (as defined below) is necessary to ensure that Parent or Purchaser owns at least 90% of the outstanding Shares immediately after the Offer Closing, the Shares issuable upon exercise of the Top-Up Option together with the shares validly tendered in the Offer and not properly withdrawn shall be sufficient for Purchaser and its affiliates to own at least 90% of the outstanding Shares immediately after the Offer Closing (after giving effect to such exercise).

Subject to the terms of the Merger Agreement and applicable law, Purchaser reserves the right to withdraw the Offer and to not take up and pay for any Shares deposited in the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by Correct Care or Purchaser at or prior to the expiration of the Offer.

Pursuant to the Merger Agreement, Conmed granted to Purchaser an option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price that number of newly issued, fully paid and nonassessable Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Correct Care and Purchaser at the time of exercise of the Top-Up Option, shall constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Option; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds that number of Shares authorized and unissued, and not reserved for issuance at the time of exercise of the Top-Up Option. If necessary for Correct Care and Purchaser to own at least 90% of the Shares issued and outstanding after acceptance for payment of Shares validly tendered in the Offer, Purchaser will be deemed to have exercised the Top-Up Option on the date of the Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer. The Top-Up Option is exercisable only once, in whole but not in part. The obligation of Conmed to issue and deliver the Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition that no applicable law shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares.

The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of certain conditions:

•	Purchaser will be merged with and into Conmed in accordance with Delaware law, whereupon the separate existence of Purchaser will cease;

•	Conmed will continue as the surviving corporation (the “Surviving Corporation”) after the Merger; and

•	the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Conmed and Purchaser, all as provided under Delaware law.

The respective obligation of each party to complete the Merger is subject to the satisfaction or waiver in writing, if permissible under applicable law, at or prior to the date and time at which the Merger becomes effective (the “Effective Time”), of each of the following conditions:

•	if required by applicable law, adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement by the affirmative vote of the majority of the holders of Shares;

•	no order or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have been issued by a governmental authority having jurisdiction over Conmed, Correct Care or Purchaser;

•	Purchaser shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•	the aggregate number of Dissenting Shares as of the Effective Time shall not equal or exceed 10% of the aggregate number of Shares outstanding at such time.

At the Effective Time:

•	each Share outstanding immediately prior to the Effective Time, other than (i) Shares owned by Correct Care, Purchaser or any other wholly owned subsidiary of Correct Care, including as a result of an exercise of the Top-Up Option by Purchaser, and Shares owned by Conmed or any of its direct or indirect wholly owned subsidiaries, and (ii) Shares (“Dissenting Shares”) held by any stockholders who have not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who properly exercised appraisal rights of such Shares in accordance with Section 262 of the Delaware General Corporation Law (“DGCL”) (each Share described in (i) or (ii) is referred to herein as an “Excluded Share” and, collectively, “Excluded Shares”), will be converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”), subject to any applicable withholding taxes and without interest, and each Share (other than the Excluded Shares) will cease to be outstanding, will be automatically cancelled and cease to exist, and will thereafter represent only the right to receive the Per Share Merger Consideration, subject to any applicable withholding taxes and without interest;

•	each Excluded Share will cease to be outstanding, will be cancelled without payment of any consideration therefore and cease to exist; provided, however, that the Excluded Shares described in subpart (ii) in the foregoing bullet point shall thereafter represent the right to receive the payment to which the holder of such Share is entitled under Delaware law; and

•	each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and preferences as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Under the Merger Agreement, (i) the members of the board of directors of Purchaser at the Effective Time will, from and after the Effective Time, be the directors of the Surviving Corporation and (ii) the officers of Conmed at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their successors have been duly elected or appointed and qualified in accordance with applicable law.

Except as permitted by the terms of the Merger Agreement or as required by applicable law, or unless Correct Care has otherwise consented in writing, Conmed has agreed that, from the date of the Merger Agreement until the Effective Time, Conmed and its subsidiaries will conduct their respective businesses in the ordinary course of business consistent with past practice and, to the extent consistent with and not in violation of any other provisions of the Merger Agreement, Conmed has agreed to use its commercially reasonable efforts to:

(i)	preserve substantially intact its present business organization;

(ii)	maintain in effect all of its foreign, federal, state and local permits, approvals, registrations, certifications, licenses, consents or authorizations;

(iii)	keep available the services of its directors, officers and key employees;

(iv)	subject to the right of contract parties to exercise applicable rights, maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with Conmed; and

(v)	provide Correct Care with reasonable updates regarding communications with its customers regarding contract status, renewals and terminations unless such communication would violate an existing confidentiality provision in any written agreement between Conmed and such customer.

In particular, and without limiting the restrictions described in the above paragraph, except as permitted by the terms of the Merger Agreement or as required by applicable law, or as consented to in writing by Correct Care, Conmed has agreed that neither Conmed nor any of its subsidiaries will, from the date of the Merger Agreement until the Effective Time, do any of the following:

(i)	amend its certificate of incorporation, bylaws or other similar organizational documents;

(ii)	(A) split, combine or reclassify any shares of its capital stock, (B) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of shares of its capital stock, except for dividends paid by a direct or indirect wholly-owned subsidiary of Conmed to Conmed or to any of Conmed’s other direct or indirect wholly-owned subsidiaries or (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of Conmed or any shares of capital stock of any subsidiary of Conmed that is not wholly owned;

(iii)	(A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any securities of Conmed or any subsidiary of Conmed, other than the issuance of (1) any Shares upon the exercise of options or warrants that are outstanding on the date of the Merger Agreement in accordance with the terms of those options or warrants on the date of the Merger Agreement, and (2) any securities of a Conmed subsidiary to Conmed or any other subsidiary of Conmed, or (B) amend any term of any securities of Conmed or any Conmed subsidiary, provided, however, that Conmed may amend any warrant subject to fair value accounting to remove the provisions that resulted in liability treatment under such fair value accounting standards;

(iv)	incur any capital expenditures or any obligations or liabilities in respect thereof, in excess of $150,000 in the aggregate;

(v)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, in each case, with a value in excess of $150,000 in the aggregate, other than licenses of licensed intellectual property rights, inventory, supplies, equipment and other similar items in the ordinary course of business of Conmed and its subsidiaries in a manner that is consistent with past practice;

(vi)	sell, lease or otherwise transfer, or create or incur any lien (other than liens permitted under the Merger Agreement) on, any of Conmed’s or its subsidiaries’ assets, securities, properties, interests or businesses, other than (i) the sale of equipment, inventory, products or services in the ordinary course of business consistent with past practices, or (ii) the licensing of owned intellectual property rights in the ordinary course of business consistent with past practice;

(vii)	make any loans, advances or capital contributions to, or investments in, any other person or entity, other than (i) loans, advances or capital contributions to, or investments in, wholly-owned subsidiaries of Conmed and (ii) advances of travel and other reasonable out-of-pocket expenses to directors, officers and employees in the ordinary course of business consistent with past practices;

(viii)	create, incur, assume or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof having an aggregate principal amount outstanding at any time greater than $150,000 in the aggregate (together with all other indebtedness for borrowed money of Conmed or its subsidiaries) or (ii) amend, modify or refinance any of the foregoing, if any;

(ix)	enter into, renew, amend or modify in any material respect or terminate any material contract or otherwise waive, release or assign any material rights, claims or benefits of Conmed or any of its subsidiaries thereunder; provided, however, that the foregoing shall not prevent or preclude Conmed or any of its subsidiaries from (A) negotiating and/or renewing in the ordinary course of business consistent with past practice any material contracts which expire upon their terms or (B) entering into any client or customer or supplier contracts or agreements in the ordinary course of business consistent with past practice, regardless of whether or not any such contract or agreement would constitute a material contract if it had been entered into as of the date hereof;

(x)	except to the extent required to comply with applicable law or as required to comply with any employee plan, (A) grant any new or increase any severance, retention, change in control, retirement or termination pay arrangement to (or amend any existing severance pay, retention, change in control, retirement or termination arrangement) other than providing standard severance or termination rights in connection with new hires, in the ordinary course of business consistent with past practice and so long any such payments are not payable upon, do not increase as a result of, and are otherwise unrelated to, a change of control or similar transaction, including the transactions contemplated by the Merger Agreement, (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) other than in connection with new hires or promotions in the ordinary course of business consistent with past practice, (C) increase benefits payable under any existing severance or termination pay policies, (D) establish, adopt or amend (except as required by applicable law) any employee plan, collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock, restricted stock unit, equity or equity-based compensation or other benefit plan or arrangement or (E) increase compensation, bonus or other benefits payable to any director, officer, independent contractor or employee with an annual base salary in excess of $150,000 of Conmed or any of its subsidiaries, except for regularly scheduled increases to current employees made in the ordinary course of business consistent with past practice or pursuant to an employment agreement or arrangement in existence on the date hereof, (F) modify or otherwise alter the payroll practices or policies of Conmed or any of its subsidiaries, or (G) accelerate the payment of any bonus or other amounts (relative to the timing contemplated as of the date of the Merger Agreement);

(xi)	make any material change in Conmed’s fiscal year or methods of accounting, except as required by concurrent changes in GAAP, in Regulation S-X of the Exchange Act, or applicable law and agreed to by Conmed’s independent public accounting firm;

(xii)	offer, propose, agree to or otherwise settle, pay, discharge, satisfy or waive (A) any material litigation, investigation, arbitration, proceeding or other claim involving or against Conmed or any of its subsidiaries, (B) any stockholder litigation, claim or dispute against Conmed, any of its subsidiaries or any of their officers or directors or (C) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby in each case, with respect to clauses (A), (B) and (C), if such settlement would, in any single case, result in damages, fines or other penalties payable to or by Conmed or its subsidiaries in excess of $250,000 and as otherwise contemplated in the Merger Agreement;

(xiii)	permit the lapse of, or engage in any action that constitutes a violation of, any permits, approvals, registrations, certifications, licenses, consents or authorizations;

(xiv)	enter into any joint venture, partnership or similar arrangement or enter into any collective bargaining agreement or other agreement with a labor union or works council;

(xv)	implement any action which constitutes a “mass layoff” under the Workers Adjustment and Retraining Notification Act of 1988, as amended;

(xvi)	enter into a new line of business;

(xvii)	fail to maintain in full force and effect material insurance policies covering Conmed and its subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xviii)	adopt or enter into any plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Conmed or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement) other than as permitted by the terms of the Merger Agreement;

(xix)	engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) or any of Conmed’s affiliates other than wholly-owned subsidiaries of Conmed or pursuant to agreements in force on the date of the Merger Agreement, as set forth in Conmed Disclosure Schedule; or

(xx)	agree to do any of the foregoing.

It is expected that, initially following the Merger, the business and operations of Conmed will, except as set forth in this Statement or the Merger Agreement, be continued substantially as they are currently being conducted. Correct Care will continue to evaluate the business and operations of Conmed during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Correct Care intends to review such information as part of a comprehensive review of Conmed’s business, operations, capitalization and management with a view to optimizing development of Conmed’s potential.

Except as otherwise set forth in this Statement (including any information incorporated by reference), Correct Care no present plans or proposals which relate to or would result in:

a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	Any material change in the present capitalization or dividend policy of the issuer;

f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)	Any action similar to any of those enumerated above.

Correct Care does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

a)	As of the date hereof, Correct Care owns no Shares. For purposes of Rule 13d-3 under the Act, however, as a result of entering into the Tender and Voting Agreements, Correct Care may be deemed to possess beneficial ownership of an aggregate of 4,201,816 Shares, representing approximately 30.1% of the Shares outstanding as of July 16, 2012.

Except as set forth in this Statement, to the best of Correct Care’s knowledge as of the date hereof, neither Correct Care nor any member of its board of managers or executive officers named in Item 2 hereto owns any Shares.

b)	Prior to July 16, 2012, Correct Care did not own nor was it the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Act) of any Shares. Upon execution of the Tender and Voting Agreements, Correct Care may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Act) of Shares, because pursuant to the Tender and Voting Agreements, Correct Care may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the 4,201,816 Shares, representing approximately 30.1% of the outstanding Shares as of July 16, 2012.

c)	Except for the transactions described herein, to the best of Correct Care’s knowledge as of the date hereof, neither Correct Care nor any member of its board of managers or executive officers named in Item 2 hereto has effected any transaction in Shares during the past 60 days.

d)	Other than the Stockholders identified in Item 3 party to a Tender and Voting Agreement in the form of Exhibit 3 to this Statement and incorporated herein by reference, to the best of Correct Care’s knowledge as of the date hereof, neither Correct Care nor any member of its board of managers or executive officer s named in Item 2 hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Correct Care.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

As described in Item 3, on July 16, 2012, Correct Care entered into the Tender and Voting Agreements with the Stockholders. During the term of the Tender and Voting Agreements, except as otherwise provided therein, each Stockholder agreed not to directly or indirectly sell, pledge, encumber, grant an option with respect to, transfer of or dispose of any of the Shares held by the Stockholders, or agree to do any of the foregoing, if such transfer would result in the Stockholder’s failure to own the Shares or inability to comply with the Stockholder’s obligations thereunder.

Except for the agreements described above, to the knowledge of Correct Care, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Conmed, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Tender and Voting Agreement included as Exhibit 1 and Exhibit 2, respectively, to this Statement and which are incorporated herein in their entirety by this reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Agreement and Plan of Merger, by and among Correct Care Solutions, LLC, Hanover Merger Sub, Inc. and Conmed Healthcare Management, Inc., dated as of July 16, 2012 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Conmed Healthcare Management, Inc. on July 18, 2012).

2	Form of Tender and Voting Agreement, dated as of July 16, 2012, by and between Correct Care Solutions, LLC and certain stockholders of Conmed Healthcare Management, Inc. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Conmed Healthcare Management, Inc. on July 18, 2012).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 26, 2012

CORRECT CARE SOLUTIONS, LLC

By:	/s/ Gerard Boyle
Name:	Gerard Boyle
Title:	President & Chief Executive Officer

SCHEDULE I

EXECUTIVE OFFICERS AND MANAGERS OF CORRECT CARE

The names of members of the board of managers and executive officers (or functional equivalents) of Correct Care and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer (or functional equivalent) has been so employed for a period in excess of five years. Unless otherwise indicated, (i) the principal business address for each director and officer of Correct Care and Purchaser is 1283 Murfreesboro Road, Suite 500, Nashville, TN 37217, and the business telephone number for each such director or officer is (800) 592-2974. Unless otherwise indicated, each member of the board of managers and executive officer (or functional equivalent) is a citizen of the United States.

Correct Care Directors and Executive Officers

Gerard Boyle	President and Chief Executive Officer; Member of the Board of Managers
Cary McClure	Executive Vice President, Chief Financial Officer; Member of the Board of Managers
Leilani Boulware	Executive Vice President, Chief Administrative Officer and Chief Legal Counsel
Jon Bosch	Executive Vice President, Chief of Institutional Operations-Prisons
Chris Bove	Executive Vice President, Chief of Institutional Operations-Jails
Patrick Cummiskey	Executive Vice President, Chief Development Officer
Kevin Jordan	Executive Vice President, Chief of Staff
Bob Martin	Executive Vice President, Chief Information Officer
Dean Rieger, MD. MPH	Executive Vice President, Chief Medical Officer and Corporate Medical Director

Mr. Boyle has served as Correct Care’s president, chief executive officer and a member of its board of managers since 2003.

Mr. McClure served as Correct Care’s chief financial officer from 2005 to 2011, and currently serves as the chief operating officer.

Ms. Boulware has served as Correct Care’s chief administrative officer and chief legal counsel since 2008. Prior to joining Correct Care, was vice president for administration, general counsel at Meharry Medical College from 2003 until 2008.

Mr. Bosch has served as Correct Care’s executive vice president, chief of institutional operations-prisons since September 2011 and was previously chief of institutional operations at Correct Care from 2004 until September 2011.

Mr. Bove has served as Correct Care’s executive vice president, chief of institutional operations-jails since January 2012 and previously served as Correct Care’s director of operations from July 2011 until January 2012. Before joining Correct Care, Mr. Bove held various positions at Southern Land Company from February 2000 until November 2010, finishing as its chief operations officer.

Mr. Cummiskey has served as Correct Care’s executive vice president, chief development officer since 2003.

Mr. Jordan has served as Correct Care’s executive vice president, chief of staff since 2011. Prior to joining Correct Care, Mr. Jordan was an executive vice president at AIM Healthcare between 1997 and 2011.

Mr. Martin has served as Correct Care’s executive vice president, chief information officer since 2003.

Dr. Rieger has served as Correct Care’s executive vice president, chief medical officer and corporate medical director since 2005.

SCHEDULE II

Shares of Common Stock of Conmed Beneficially Owned by Stockholders

Stockholder	Shares Owned	Shares issuable upon exercise of outstanding options, restricted stock and other rights

Richard W. Turner	10,000	1,225,000
Thomas W. Fry	5,000	200,000
Stephen B. Goldberg	79,119	190,000
Larry Doll	0	125,000
John Pappajohn	1,539,012	40,000
Edward B. Berger	25,000	40,000
John W. Colloton	10,000	40,000
Charles Crocker	10,000	40,000
Jeffrey W. Runge	10,000	40,000
University of Iowa Foundation	1,000,000	0